SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Johnson, William M. (Last) (First) (Middle) 2101 6th Avenue North, Suite 750 (Street) Birmingham, AL 35203 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Colonial Properties Trust CLP 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) November 1, 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
                        Officer                X          Other

Officer/Other
Description           Trustee
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Shares of Beneficial Interest	11/01/2002	C |	14,000.00 | A |	65,620.00	D
Common Shares of Beneficial Interest				12,706.00	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Johnson, William M. - November 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Units of Limited Partnership Interest (1)	1 for 1	11/01/2002	C |	(D) 14,000.00	IMMED |	Common Shares of Beneficial Interest - 14,000.00		554,281.00	D
Units of Limited Partnership Interest (1)	1 for 1				IMMED |	Common Shares of Beneficial Interest - 74,505.00		74,505.00	I	William M. Johnson Investments I, LLP

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 11-04-2002 ** Signature of Reporting Person Date John P. Rigrish Attorney-In-Fact William M. Johnson Page 2 SEC 1474 (3-99)

Johnson, William M. - November 2002
Form 4 (continued)
FOOTNOTE Descriptions for Colonial Properties Trust CLP

Form 4 - November 2002

William M. Johnson
2101 6th Avenue North, Suite 750

Birmingham, AL 35203
Explanation of responses:

 (1)   Units of Limited Partnership Interest of Colonial Realty Limited Partnership, which are redeemable for an equal number of Issuer's common shares of beneficial interest or at the election of the Issuer, cash equal to fair market value of those shares.

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